FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on March 31, 2003, announcing the following resolutions:

  Approved the annual report and financial statements as of December 31, 2002.

  Appointing Medina, Zaldívar, Paredes & Asociados sociedad Civil, representative of Ernst & Young as our external auditors for year 2003.

  Approved the payment of a cash dividend of S/. 0.303 per share, or S/. 0.606 per ADR. The dividend is to be paid on April 25, 2003 to shareholders who purchase shares until April 14, 2003, establishing April 21, 2003 as Record Date.

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez

Compañía de Minas Buenaventura S.A.A

51-1-419-2538 or 51-1-471-8337

e-mail: dhuguet@buenaventura.com.pe

Web site: http://www.buenaventura.com

Patrick Kilhaney Citigate Financial Intelligence (212) 419-8308 e-mail: Patrick.Kilhaney@citigatefi.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

ANNOUNCES CASH DIVIDEND PAYMENT

(Lima, Peru, March 31, 2003) - Compañia de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today that the Annual General Shareholder's meeting of Buenaventura held on March 31, 2003 passed the following resolutions:

  Approved the annual report and financial statements as of December 31, 2002.

  Appointing Medina, Zaldívar, Paredes & Asociados sociedad Civil, representative of Ernst & Young as our external auditors for year 2003.

  Approved the payment of a cash dividend of S/. 0.303 per share, or S/. 0.606 per ADR. The dividend is to be paid on April 25, 2003 to shareholders who purchase shares until April 14, 2003, establishing April 21, 2003 as Record Date.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through participation in joint exploration projects. Buenaventura currently operates three mines in Peru, has controlling interests in two mining companies which own three mines in Peru and has minority interests in several other mining companies in Peru. The Company has a 43.65% ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold.

Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 31, 2003